Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2009 (1)	2010 (1)

Net Income	$67	$114
Equity in earnings of unconsolidated affiliates, net of distributions	─	5
Income taxes	48	102
Capitalized interest	(2)	(1)
	113	220

Fixed charges, as defined:

Interest	162	158
Capitalized interest	2	1
Interest component of rentals charged to operating expense	3	6
Total fixed charges	167	165

Earnings, as defined	$280	$385

Ratio of earnings to fixed charges	1.68	2.33
   ________
       (1)  Excluded from the computation of fixed charges for the three months ended March 31, 2009 and 2010 is interest expense of $2 million, which is included in income tax expense.